Exhibit 99.1

News Release

Orla Shareholders Overwhelmingly Approve Business Combination with Equinox Gold

VANCOUVER, BC, July 22, 2026 /CNW/ - Orla Mining Ltd. (TSX: OLA) (NYSE: ORLA) ("Orla" or the "Company") is pleased to announce that holders of Orla common shares (the "Shareholders") have overwhelmingly approved the previously announced business combination (the "Arrangement") with Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold") pursuant to a court-approved plan of arrangement, whereby Equinox Gold will, among other things, acquire all of the issued and outstanding common shares of Orla. The vote was passed at Orla's special meeting of Shareholders (the "Meeting") held earlier today.

The Arrangement was approved, by special resolution, by 99.91% of the votes cast by Shareholders present in person or represented by proxy and entitled to vote at the Meeting. The report of voting results will be available under the Company's profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

"Orla has evolved from a single development asset to an intermediate producer with a portfolio of operating and development assets centred in North America. The combination with Equinox dramatically enhances our North American portfolio and propels us to a senior gold producer with industry leading growth potential. I would like to thank our shareholders for their continued support along this journey where we created tremendous benefits for all our stakeholders. I would also like to thank each member of the Orla team for all they have accomplished in building this Company together. I am excited for what's to come next from this combination with Equinox Gold."

•	Jason Simpson, President and Chief Executive Officer of Orla

As announced today by Equinox Gold, shareholders of Equinox Gold also voted to approve the Arrangement at the special meeting of shareholders of Equinox Gold held on July 22, 2026.

With the approval by the Shareholders, Orla will now seek a final order from the Supreme Court of British Columbia (the "Court") to approve the Arrangement at a hearing expected to be held on July 28, 2026. In addition to approval of the Court, completion of the Arrangement is subject to applicable regulatory approvals, including both Canadian (received) and Mexican competition authorization (received), the approval of each of the Toronto Stock Exchange (received) and the NYSE American (received) for (i) the Arrangement and (ii) for the listing and posting for trading of the Equinox Gold common shares to be issued in connection with the Arrangement and the satisfaction of certain other closing conditions customary for a transaction of this nature. If all conditions are satisfied or waived, the Arrangement is expected to close on or about July 31, 2026.

About Orla Mining Ltd.

Orla's corporate strategy is to acquire, develop, and operate mineral properties where the Company's expertise can substantially increase stakeholder value. The Company has three material projects, consisting of two operating mines and one development project, all 100% owned by the Company: (1) Camino Rojo, in Zacatecas State, Mexico, an operating gold and silver open-pit and heap leach mine and the potential underground Project. The property covers over 139,000 hectares which contains a large oxide and sulphide Mineral Resource; (2) Musselwhite Mine, in Northwestern Ontario, Canada, an underground gold mine that has been in operation for over 25 years and produced over 6 million ounces of gold, with a long history of resource growth and conversion; and (3) South Railroad (South Carlin Complex), in Nevada, United States, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend. The technical reports for the Company's material projects are available on Orla's website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company's profile at www.sedarplus.ca and www.sec.gov, respectively.

For further information, please contact:

Andrew Bradbury
Vice President, Investor Relations and Corporate Development
www.orlamining.com
investor@orlamining.com

Forward-looking Statements

This news release includes certain statements and information that constitute "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation and may include future-oriented financial information (collectively "forward-looking statements"), including statements regarding the intent of the Company, or the beliefs or current expectations of the officers and directors of the Company for the combined company. When used in this news release, words such as "will", "expect", "potential", "path", "objective", "becoming", "subject to", "expected", "to be", "look forward", "intends", "plans", "enter", "create", "enhance", "improve", and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to future outlook and anticipated events, such as the consummation and timing of the Arrangement; the application for a final order of the Court approving the Arrangement; the timing for closing of the Arrangement; the satisfaction of the conditions precedent to the Arrangement; the strengths, characteristics, value, portfolio and potential of the combined company; the enhancement of the North American portfolio and growth potential of the combined company; and discussion of future plans, projections, objectives, estimates and forecasts and the timing related thereto.

The forward-looking statements contained herein include certain material assumptions and estimates regarding the forward-looking statements that, if untrue, could cause actual results, performances or achievements of the Companies to be materially different, including without limitation, assumptions regarding future gold prices, future prices of inputs to the Companies operations, future exchange rates, the Companies' ability to carry on exploration, development, and mining activities as currently contemplated; the success of the new management team; the realization of synergies and premiums; the satisfaction of all conditions to the completion of the Arrangement; Mineral Reserve and Mineral Resource estimates and the assumptions on which they are based; and that there will be no material adverse changes or disruptions affecting the Companies or its respective properties.

While Orla considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Although Orla believes that the expectations reflected in such forward-looking statements are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company cautions that forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements contained in this news release. Such factors include, without limitation: risks related to fluctuations in gold prices; fluctuations in prices for energy inputs, labour, materials, supplies and services; fluctuations in currency markets; sanctions and/or tariffs against countries where the combined company will have assets; the potential for labour-related disruptions and unplanned delays or interruptions in scheduled construction, development and production, including by blockade; operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); the closing of the Arrangement; proposed changes in management and the board of directors; inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; the combined company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental, export and import laws and regulations; capital, decommissioning and reclamation estimates; the potential for legal restrictions relating to mining including; expropriation; increased competition in the mining industry; and the ability of the combined company to work productively with its Indigenous and community partners.

Additional factors are identified in Orla's and Equinox's other filings with securities regulators including, but not limited to, Orla's management information circular dated June 19, 2026, Orla's MD&A dated March 19, 2026 for the year ended December 31, 2025, Orla's annual information form dated March 19, 2026 for the year ended December 31, 2025, and Orla's MD&A dated May 8, 2026 for the three months ended March 31, 2026, all of which are available on Orla's profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Forward-looking statements are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Orla assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If Orla updates any one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

SOURCE Orla Mining Ltd.

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%CIK: 0001680056

CO: Orla Mining Ltd.

CNW 15:13e 22-JUL-26